SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)

OrthoPediatrics Corp.

(Name of Issuer)

Common Stock, par value $0.00025 per share

(Title of Class of Securities)

68752L100

(CUSIP Number)

Cathy A. Birkeland, Esq.

Alexa M. Berlin, Esq.

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 9 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68752L100	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons Squadron Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,376,764
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,901,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,901,764
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 30.1% [1]
14.	Type of Reporting Person OO

[1]

Based on (i) 20,278,189 shares of Common Stock outstanding as of August 2, 2022, reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, plus (ii) 1,091,250 shares of Common Stock issued in connection with the Issuer’s August 2022 Public Offering (including the underwriters’ exercise of their option to purchase additional shares in full), plus (iii) 1,525,000 shares of Common Stock issued to SC LLC (as defined in this Schedule 13D) upon exercise of its previously outstanding non-voting Pre-Funded Warrants (as defined in this Schedule 13D) purchased by SC LLC as part of the Issuer’s August 2022 Public Offering (as defined in this Schedule 13D).

CUSIP No. 68752L100	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons Squadron Capital Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,376,764
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,901,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,901,764
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 30.1% [1]
14.	Type of Reporting Person OO

[1]

Based on (i) 20,278,189 shares of Common Stock outstanding as of August 2, 2022, reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, plus (ii) 1,091,250 shares of Common Stock issued in connection with the Issuer’s August 2022 Public Offering (including the underwriters’ exercise of their option to purchase additional shares in full), plus (iii) 1,525,000 shares of Common Stock issued to SC LLC upon exercise of its previously outstanding non-voting Pre-Funded Warrants purchased by SC LLC as part of the Issuer’s August 2022 Public Offering.

CUSIP No. 68752L100	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons Jennifer N. Pritzker
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 10,900
	8.	Shared Voting Power 5,380,571
	9.	Sole Dispositive Power 10,900
	10.	Shared Dispositive Power 6,905,571

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,916,471
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 30.2% [1]
14.	Type of Reporting Person IN

[1]

Based on (i) 20,278,189 shares of Common Stock outstanding as of August 2, 2022, reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, plus (ii) 1,091,250 shares of Common Stock issued in connection with the Issuer’s August 2022 Public Offering (including the underwriters’ exercise of their option to purchase additional shares in full), plus (iii) 1,525,000 shares of Common Stock issued to SC LLC upon exercise of its previously outstanding non-voting Pre-Funded Warrants purchased by SC LLC as part of the Issuer’s August 2022 Public Offering.

CUSIP No. 68752L100	13D	Page 5 of 9 Pages

1.	Names of Reporting Persons David R. Pelizzon
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 24,816
	8.	Shared Voting Power 5,376,764
	9.	Sole Dispositive Power 22,016
	10.	Shared Dispositive Power 6,901,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,926,580
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 30.3% [1]
14.	Type of Reporting Person IN

[1]

Based on (i) 20,278,189 shares of Common Stock outstanding as of August 2, 2022, reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, plus (ii) 1,091,250 shares of Common Stock issued in connection with the Issuer’s August 2022 Public Offering (including the underwriters’ exercise of their option to purchase additional shares in full), plus (iii) 1,525,000 shares of Common Stock issued to SC LLC upon exercise of its previously outstanding non-voting Pre-Funded Warrants purchased by SC LLC as part of the Issuer’s August 2022 Public Offering.

CUSIP No. 68752L100	13D	Page 6 of 9 Pages

EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the shares of common stock, $0.00025 par value per share (“Common Stock”), of OrthoPediatrics Corp., a Delaware corporation (the “Issuer”), which has its principal executive offices at 2850 Frontier Drive, Warsaw, Indiana 46582. This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on March 18, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 17, 2022 (“Amendment No. 1”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, is referred to as the “13D Filing,” and the 13D Filing together with this Amendment No. 2 is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 4. Purpose of Transaction.

Item 4 of the 13D Filing is amended and supplemented as follows:

The Pre-Funded Warrants could not be exercised by SC LLC to the extent that it, together with its affiliates that report together as a group under the beneficial ownership rules, upon giving effect to such exercise, would cause SC LLC to acquire beneficial ownership of shares of the Issuer’s Common Stock (together with all other equity of the Issuer owned by SC LLC at such time) with a value of or in excess of the HSR Act notification threshold applicable to SC LLC (absent an applicable exemption to filing a notice and report form under the HSR Act). On September 19, 2022, the waiting period under the HSR Act expired. Accordingly, pursuant to the terms of the Pre-Funded Warrants, SC LLC was required to exercise the Pre-Funded Warrants pursuant to their terms within five business days. On September 20, 2022, SC LLC exercised all of its 1,525,000 Pre-Funded Warrants for an aggregate exercise price of $381.25, resulting in the issuance of 1,525,000 shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the 13D Filing is amended and restated in its entirety as follows:

(a) – (b) The table below sets forth, as of the date hereof, the beneficial ownership of shares of Common Stock for each of the Reporting Persons, based on (i) 20,278,189 shares of Common Stock outstanding as of August 2, 2022, reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, plus (ii) 1,091,250 shares of Common Stock issued in connection with the Issuer’s August 2022 Public Offering (including the underwriters’ exercise of their option to purchase additional shares in full), plus (iii) 1,525,000 shares of Common Stock issued to SC LLC upon exercise of its previously outstanding non-voting Pre-Funded Warrants purchased by SC LLC as part of the Issuer’s August 2022 Public Offering.

CUSIP No. 68752L100	13D	Page 7 of 9 Pages

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Squadron Capital LLC	6,901,764	30.1%	—	5,376,764	—	6,901,764
Squadron Capital Holdings LLC	6,901,764	30.1%	—	5,376,764	—	6,901,764
Jennifer N. Pritzker	6,916,471	30.2%	10,900	5,380,571	10,900	6,905,571
David R. Pelizzon	6,926,580	30.3%	24,816	5,376,764	22,016	6,901,764

SC LLC is a manager-managed limited liability company and, as of the date hereof, directly holds 6,901,764 shares of Common Stock and 1,525,000 shares of Common Stock issuable to it upon exercise of the non-voting Pre-Funded Warrants. The voting and investment decisions of SC LLC are made by its managing committee, consisting of Ms. Pritzker and Mr. Pelizzon. In such capacity each of Ms. Pritzker and Mr. Pelizzon may, for the purposes hereof, be deemed to beneficially own the shares of Common Stock held directly by SC LLC.

Mr. Pelizzon directly holds 22,016 shares of Common Stock and 2,800 restricted shares that Mr. Pelizzon has the ability to vote but is restricted from transferring until their vesting date.

Ms. Pritzker directly and/or jointly holds 10,900 shares of Common Stock. Ms. Pritzker may also, for the purposes hereof, be deemed to beneficially own (i) 500 shares of Common Stock held directly by the Pritzker Military Museum and Library, for which she is the sole member, (ii) 1,300 shares of Common Stock held directly by the Tawani Foundation, for which she is the sole member, (iii) 1,300 shares of Common Stock held by the Pritzker Military Foundation, for which she is the sole member, and (iv) 707 shares of Common Stock held directly by her spouse.

SCH LLC (as defined in this 13D) is a manager-managed limited liability company and the controlling member of SC LLC, and in such capacity may be deemed to beneficially own the shares of Common Stock held directly by SC LLC. The voting and investment decisions of SCH LLC are made by its managing committee, consisting of Mary Parthe, David Pelizzon and Michelle Nakfoor. The members of the managing committee of SCH LLC disclaim beneficial ownership as a result of serving as members of the managing committee.

(c) Except as otherwise set forth in this Amendment No. 2, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any other person listed on Schedule A hereto has effected any transaction in the Common Stock during the past 60 days.

CUSIP No. 68752L100	13D	Page 8 of 9 Pages

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, securities listed in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the 13D Filing is amended and supplemented by adding the following disclosure after the last paragraph under the heading “Form of Pre-Funded Warrant (“Pre Funded Warrants”)”:

On September 19, 2022, the waiting period under the HSR Act expired. Accordingly, pursuant to the terms of the Pre-Funded Warrants, SC LLC was required to exercise the Pre-Funded Warrants pursuant to their terms within five business days. On September 20, 2022, SC LLC exercised all of its 1,525,000 Pre-Funded Warrants for an aggregate exercise price of $381.25, resulting in the issuance of 1,525,000 shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2022

Squadron Capital LLC

By:	/s/ David R. Pelizzon
	Name:	David R. Pelizzon
	Title:	President

Squadron Capital Holdings LLC

By:	/s/ Mary Parthe
	Name:	Mary Parthe
	Title:	Manager

/s/ Jennifer N. Pritzker
Jennifer N. Pritzker

/s/ David R. Pelizzon
David R. Pelizzon

[Signature Page to Amendment No. 2 Schedule 13D]